# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Synchronoss Technologies, Inc., CIK 0001131554
CUSIP: 87157B400
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 200 Crossing Boulevard, 8th Floor, Bridgewater, New Jersey (NJ), 08807
Date of event which requires filing of this statement: 09/12/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002051820

## Reporting persons
- Mount Logan Capital Inc.: type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 867,899; sole dispositive power 0; shared dispositive power 867,899; aggregate amount beneficially owned 867,899 (7.5% of the class); the aggregate amount excludes certain shares
  Comment: The foregoing shares of Common Stock were acquired by 180 Degree Capital Corp. ("180 Degree Capital"), which merged with the Reporting Person in an all-stock transaction that closed on September 12, 2025 (the "Business Combination"). There were no shares owned or acquired by the Reporting Person separate from the shares owned by 180 Degree Capital prior to the Business Combination.
  
  Prior to the Business Combination, 180 Degree Capital entered into Assignment and Assumption Agreements (the "Assignment Agreements") for restricted shares of Common Stock of the Issuer and options for the purchase of Common Stock of the Issuer received by Kevin M. Rendino, the former Chief Executive Officer of 180 Degree Capital, that Mr. Rendino received as compensation as a member of the Board of Directors of the Issuer. The Assignment Agreements attached hereto as Exhibits 99.2 and 99.3 assign all economic, voting and dispositive control of such securities of the Issuer to 180 Degree Capital, which assignment has transferred to the Reporting Person with the close of the Business Combination. The securities of the Issuer covered by the Assignment Agreements that are not included in Row 9 are unvested as of the date of this Schedule 13G.
  
  Subsequent to the completion of the Business Combination, Mr. Rendino and Daniel B. Wolfe, the former President and Chief Financial Officer of 180 Degree Capital no longer have voting or dispositive authority of the shares reported in this Schedule 13G, and therefore their personal holdings of the Issuer are not reported on this Schedule 13G. Neither of Messr. Rendino or Wolfe own more than 5% of the Issuer individually.

## Item 1. Issuer
Name of issuer: Synchronoss Technologies, Inc.
Address of issuer's principal executive offices: 200 Crossing Boulevard, 8th Floor, Bridgewater, NJ, 08807

## Item 2. Person Filing
Name of person filing: Mount Logan Capital Inc.
Address of principal business office or, if none, residence: 650 Madison Avenue, 3rd Floor, New York, New York 10022
Citizenship: New York

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 866,788
Percent of class: 7.5
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 866,788
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 866,788

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not applicable

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1. Directors and Executive Officers of Mount Logan Capital Inc.
99.2. Assignment and Assumption Agreement by and between 180 Degree Capital Corp. and Kevin M. Rendino, dated December 4, 2023.
99.3. Assignment and Assumption Agreement by and between 180 Degree Capital Corp. and Kevin M. Rendino, dated February 20, 2025.

## Signatures
- Mount Logan Capital Inc.: /s/ Nikita Klassen, Nikita Klassen (09/16/2025)